March 13, 2025

Via EDGAR
Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580
Dear Mr. Ellington:
On behalf of Dimensional ETF Trust (the “Trust”), the following are the responses to the Staff’s comments conveyed with respect to the shareholder reports and financial statements filed by the Trust for its series (the “Funds”) on Form N-CSR on January 8, 2025. Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.
1.
Comment.  In the Schedule of Investments for each Fund, disclose the dividend rate (if known) for each preferred stock held by a Fund as part of the title of issuance as required by Article 12-12 of Regulation S-X.

Response. The Trust confirms it will disclose the dividend rate (if known) for preferred stock held by the Funds in future financial statements.

2.
Comment.  The following Funds each had a significant percentage of its assets in holdings within the financial services sector at the fiscal year-end on October 31, 2024:  Dimensional Global ex US Core Fixed Income ETF (46.5%); Dimensional Global Sustainability Fixed Income ETF (41.3%); Dimensional Short-Duration Fixed Income ETF (49.0%); and Dimensional Ultrashort Fixed Income ETF (40.8%). However, the identified Funds did not include financial services sector risk in their respective prospectuses dated February 28, 2024.  Funds that have substantial holdings in the financial services sector should include financial services sector risk in their prospectuses. If the Funds consistently have substantial investment in the financial services sector (e.g., 3 or more years) the risk disclosure should be included in the summary section of the prospectus.

Response. The Trust has included financial services sector risk in the “Additional Information Regarding Investment Risks” section of the identified Funds’ prospectuses dated February 28, 2025.

U.S. Securities and Exchange Commission
March 13, 2025

3.
Comment.  The Dimensional Global Real Estate ETF appears to invest approximately 75% of its assets in U.S. holdings.  Please explain supplementally why the limited exposure outside the United States is appropriate for a Fund with “global” in its name.

Response.  The Dimensional Global Real Estate ETF’s holdings are consistent with investment in “global real estate” in the U.S. fund industry as represented in the composition of global real estate indices. The Dimensional Global Real Estate ETF’s strategy benchmark, the S&P Global REIT Index, has a 74% weighting in the U.S. as of February 28, 2025.  The MSCI World Real Estate Index has a 77% weighting in the U.S. as of January 31, 2025.  The Dow Jones Global Select Real Estate Securities Index has a 74% weighting in the U.S. as of January 31, 2025.  The Dimensional Global Real Estate ETF also includes disclosure about the percentage of its holdings in U.S. issuers in its prospectus to inform shareholders of its U.S. exposure.

4.
Comment.  Please add disclosure to the Notes to Financial Statements for Dimensional Global Real Estate ETF that distributions from REITs are initially recorded as divided income, and to the extent that such represent a return of capital or capital gain for tax purposes, are reclassified when such information becomes available.

Response. The Dimensional Global Real Estate ETF will add such disclosure to the Notes to Financial Statements going forward.

5.
Comment.  Each of Dimensional International Core Equity 2 ETF, Dimensional US Sustainability Core 1 ETF, Dimensional Global Sustainability Fixed Income ETF, and Dimensional US Large Cap Value ETF provided the following responses to Item 8 C.8.d. of Form N-CEN:

	(a)	Did the Fund have an expense limitation arrangement in place during the period (YES)

	(b)	Were any expenses of the Fund waived during the period (NO)

	(c)	Are the fees waived subject to recoupment (NO)

	(d)	Were any expenses previously waived recouped during the period (YES)

The responses to Item 8.C.8.d.(c) and Item 8.C.8.d.(d) seem to contradict each other. Please explain.

Response.  Each identified Fund was subject to an expense limitation arrangement during the period but each Fund’s expenses were below the expense limitation amount during the period, which is indicated by the responses to (a) and (b) above.  The response to (c) was “NO” because no fees were waived during the period because the Fund’s expenses were under the expense limitation amount resulting in there being no waived fees that would later be subject to recoupment. Since Fund expenses were below the current expense limitation amount and the expense limitation amount in place when the fees were previously waived, each Fund identified above recouped certain fees previously waived. The Trust does not believe that the responses to (c) and (d) are inconsistent because (c) addresses fees waived during the current period subject to recoupment for which there were none and (d) addresses fees waived in prior periods that were recouped in this period.

U.S. Securities and Exchange Commission
March 13, 2025

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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust